UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech announces board and management changes.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

October 16, 2002

By:

\s\David Hall

      Name: David Hall

      Title: Chief Financial Officer

Exhibit 1

FORM 27
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

Item 2

Date of Material Change

October 16, 2002

Item 3

Press Release/Publication/Filing

A press release providing notice of the material change was issued on October 16, 2002.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. announced changes in its board and management in accordance with today’s progressive trends in corporate governance. Mr. David Howard will take over the role of independent Chairman from Dr. William Hunter. William Hunter, MD, MSc, Chairman and CEO will assume the new role of President and Chief Executive Officer.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on Confidentiality Provisions of the Securities Acts

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:          David M. Hall, Chief Financial Officer
Telephone:      (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to in this report.

Dated at the City of Vancouver, in the Province of British Columbia, this 16th day of October, 2002.

Angiotech Pharmaceuticals, Inc.

Per:

/s/David Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

          IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
October 16, 2002

ANGIOTECH ANNOUNCES BOARD AND MANAGEMENT CHANGES

-David Howard Appointed Chairman

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) is pleased to announce changes in its board and management in accordance with today’s progressive trends in corporate governance.

Mr. David Howard will take over the role of independent Chairman from Dr. William Hunter.  Mr. Howard is President and Chief Executive Officer of SCOLR, Inc. and has been a director of Angiotech Pharmaceuticals since March 2000.  Mr. Howard brings with him extensive pharmaceutical experience.  Prior to his position at SCOLR, Inc., he was President and Chief Operating Officer of Novopharm International, Vice-President Pharmaceuticals of Boehringer Mannheim Canada and Vice-President Sales and Marketing of Rhone-Poulenc Pharma Inc.

William Hunter, MD, MSc, Chairman and Chief Executive Officer will assume the new role of President and Chief Executive Officer.  In keeping with current corporate governance recommendations, this will facilitate the separation of the potentially conflicting roles of Chairman and Chief Executive Officer.

On July 29, 2002 Angiotech announced the appointment of Hartley T. Richardson to its Board of Directors facilitating a reallocation of committee responsibilities.  The Audit Committee will consist of Ken Galbraith (Chairman), Hartley Richardson and David Howard.  The Compensation Committee will consist of David Howard (Chairman), Ken Galbraith and John McDermott.  The Governance and Nominating Committee will consist of John McDermott (Chairman), Hartley Richardson and David Howard.

Don E. Longenecker, PhD, will retire from the position of President and Chief Operating Officer and will remain as a member of the board of directors and a consultant to the Company. The recently announced proposal to acquire Cohesion Technologies, Inc. brings significant senior management depth to Angiotech and has allowed Dr. Longenecker to embark upon his planned retirement.

“Don had originally promised us three years, but graciously gave us six,” said William L. Hunter, MD, MSc. “His contributions were an important component of Angiotech’s critical growth period and remain the cornerstone of what we are today. We look forward to his continued guidance and sage advice”.

Dr. Longenecker joined Angiotech in 1996 bringing over 25 years of experience which included regulatory expertise from his term at the U.S. Food and Drug Administration, and leadership positions at various pharmaceutical and biotechnology organizations. At Angiotech, he laid the foundation that would cultivate the Company’s growth from its discovery stage to its current position as a pioneer in the biotechnology arena.

The proposed acquisition of Cohesion Technologies, Inc. and recent management changes reflect the build-out of Angiotech’s strategic plan. Focusing on a proven model of coating devices and biomaterials with therapeutic drugs, the combined business will be equipped with an experienced management team and technology based on over 25 years of experience in product development and research.

Cohesion and its predecessor, Collagen Corporation, have created an extensive patent portfolio that includes approximately 75 issued U.S. patents with 10 patent applications pending in the U.S.  Cohesion’s product portfolio includes four biomaterials and three approved products involving proprietary-based composites, sealants and adhesives. Multiple technology platforms surrounding synthetic polymers, collagen, thrombin and autologous plasma place Cohesion in a competitive advantage compared with those who focus efforts in only a single technology. Cohesion’s products are ideal for use in minimally invasive surgery, as well as open surgery. In addition to the current product applications in cardiovascular, general surgery, hepatic, orthopedic, and surgical specialties, these approved biomaterials also have outstanding potential as specialized drug-delivery vehicles.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmotherapeutics.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments

# # #

Company Contacts: Rui Avelar (Investors), Cindy Yu (Media)

Phone: (604) 221-7676 Web: www.angiotech.com  Email: info@angio.com